UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Further to the Company's report on Form 6-K dated December 18, 2018, according to which the Company is in the midst of advanced talks with relevant medical device companies regarding licensing of the MUSETM Technology, the board of directors has determined that licensing of the MUSETM technology to various medical device companies across a number of geographies is a preferable strategy for both promoting the commercialization of the MUSETM technology globally and maximizing shareholder value.

In light of the licensing strategy, the board of directors has reexamined the efforts and resources currently invested by the Company in its distribution agreements as well as the revenues obtained through such agreements in order to assess their financial viability. As a result of this analysis, the board of directors resolved to terminate the Micro-Tech Endoscopy USA Inc. or Micro-Tech distribution agreement in order to redirect its resources to securing licensing agreements, which may in turn generate significant income in the short term, reduce operating expenses and lower the Company’s burn rate. On December 31, 2018 the Company notified Micro-Tech of termination of the agreement, effective immediately.

At this time, the Company’s management is in the process of reviewing its remaining distribution agreements in light of the licensing strategy and will continue to act to promote the long term interests of the Company and its shareholders.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration No. 333-206803 and No. 333-221019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: January 4, 2019	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

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